QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16
OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010

To the Shareholders of
Luxottica Group S.p.A

1
We have audited the consolidated financial statements of Luxottica Group S.p.A and its subsidiaries ("Luxottica Group") as of December 31, 2013 which comprise the statement of financial position, the income statement, the statement of comprehensive income, the statement of stockholders' equity, the statement of cash flows and the related notes. The Directors of Luxottica Group S.p.A are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2
We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

  The consolidated financial statements include prior year financial information for comparative purposes, reference is made to our report dated 5 April 2013. As described in the notes to the financial statements, in order to conform to the current year presentation, the Directors have revised prior year financial information which was previously audited by us. These revisions and the disclosure presented in the notes to the financial statement have been examined by us for the purpose of issuing our opinion on the consolidated financial statements as of December 31, 2013.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.812.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - Bologna Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 -Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Dante 7 Tel. 01029041 - Napoli 80121 Piazza dei Martiri 58 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43100 Viale Tanara 20/A Tel. 0521242848 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Via Grazioli 73 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Verona 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

In our opinion, the consolidated financial statements of Luxottica Group as of December 31, 2013 comply with the International Financial Reporting Standards as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, result of operations and cash flows of Luxottica Group for the year then ended.

4
The Directors of Luxottica Group S.p.A are responsible for the preparation of the management report and of the report on corporate governance and ownership structure in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the management report and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Italian Auditing Standard 1 issued by the Italian Accounting Profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili) and recommended by Consob. In our opinion, the management report and the information referred to in paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure are consistent with the consolidated financial statements of Luxottica Group as of December 31, 2013.

Milan, April 4, 2014

PricewaterhouseCoopers SpA

Signed by
Stefano Bravo
(Partner)

This report is an English translation of the original audit report, which was issued in Italian.
This report has been prepared solely for the convenience of international readers.

QuickLinks

  Exhibit 99.1
AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010